Filed by: GGP Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: GGP Inc. (Commission File No.: 001-34948)

On May 7, 2018, GGP Inc. (“GGP”) filed a Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2018, which contains the following information regarding the proposed acquisition of GGP by Brookfield Property Partners L.P.:

On March 26, 2018, we announced that we had reached an agreement with Brookfield Property Partners (“BPY”), among other things, for BPY to acquire all of our outstanding shares of common stock, other than those that BPY and its affiliates already own. The proposed transaction provides for consideration per GGP share of up to $23.50 in cash or a choice of either one BPY limited partnership unit or one newly created BPY U.S. REIT share (“BPR”), subject to proration, based on aggregate cash consideration of $9.25 billion. The BPR shares were structured with the intention of providing an economic return equivalent to BPY units, including identical distributions. BPR shareholders will have the right to exchange each BPR share for one BPY unit or the cash equivalent of one BPY unit at the election of BPY. The transaction is still subject to approval by holders of at least two-thirds of GGP shares and holders of a majority of GGP shares held by non-Brookfield-affiliated holders.

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GGP is subject to litigation related to the agreements with BPY (Note 1). GGP cannot predict the outcome of pending litigation, nor can it predict the amount of time and expense that will be required to resolve such litigation.

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On March 26, 2018, we announced that we had reached an agreement with Brookfield Property Partners (“BPY”), among other things, for BPY to acquire all of our outstanding shares of common stock, other than those that BPY and its affiliates already own. The proposed transaction provides for consideration per GGP share of up to $23.50 in cash or a choice of either one BPY limited partnership unit or one newly created BPY U.S. REIT share (“BPR”), subject to proration in each case, based on aggregate cash consideration of $9.25 billion. The BPR shares were structured with the intention of providing an economic return equivalent to BPY units, including identical distributions. BPR shareholders will have the right to exchange each BPR share for one BPY unit or the cash equivalent of one BPY unit at the election of BPY. The transaction is still subject to approval by holders of at least two-thirds of GGP shares and holders of a majority of GGP shares held by non-Brookfield-affiliated holders.

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ITEM 1A	RISK FACTORS

In addition to the risk factors previously disclosed in our Annual Report, the following risk factors relate to the agreement reached with BPY (Note 1). We refer to the transactions contemplated by the merger agreement and other related transaction agreements collectively as the Transactions.

Risks Relating to the Transactions

GGP common stockholders cannot be sure of the market price of class A stock they may elect to receive as the pre-closing dividend.

Following the consummation of the Transactions, GGP common stockholders may elect to receive shares of class A stock (however, if enough GGP common stockholders elect to receive BPY units, then all those eligible to receive class A stock in connection with the Transactions will receive BPY units instead). Prior to completion of the Transactions, there has not been and will not be established public trading for class A stock. The market price of class A stock following the Transactions will be unknown until the commencement of its trading following completion of the Transactions.

Completion of the Transactions is subject to many conditions and if these conditions are not satisfied or waived, the Transactions will not be completed.

Completion of the Transactions is subject to many conditions which must be satisfied or waived under the merger agreement in order for the Transactions to be completed including, among others, receipt of the requisite stockholder approval of the Transactions.

In addition, GGP and BPY each may terminate the merger agreement under certain circumstances, including, among other reasons, if the charter amendment, bylaws amendment, partnership agreement amendment and the merger fail to consummate by September 26, 2018. If the Transactions are not consummated, the market price of GGP common stock may decline.

There can be no assurance that the conditions to the closing of the Transactions will be satisfied or waived. Accordingly, there can be no assurance that the Transactions will be consummated.

The pendency of the Transactions could adversely affect the business and operations of GGP.

Due to the operating covenants in the merger agreement, GGP may be unable, during the pendency of the Transactions, to take certain actions without BPY’s consent, even if such actions would otherwise prove beneficial to GGP common stockholders. Those operating covenants will continue to apply, subject to the terms of the merger agreement, until the Transactions are consummated, unless otherwise agreed by GGP and BPY.

If BPY’s financing in connection with the Transactions becomes unavailable or is insufficient, the Transactions may not be completed.

A subsidiary of BPY has entered into a financing commitment to, among other things, fund the Transactions and related fees and expenses. The financing commitment is subject to certain conditions, which may or may not be satisfied. In the event that the financing contemplated by that financing commitment is not available or is available in less than the expected amount, other necessary financing may not be available on acceptable terms, in a timely manner or at all. If alternative financing is available, it could be more costly than that reflected in the financing commitment, which would have a negative impact on BPY’s results of operations following the Transactions. However, the obligations of BPY in connection with the Transactions are not subject to any conditions regarding the ability to obtain financing for the consummation of the Transactions.

The merger agreement contains provisions that could discourage a potential competing acquiror of GGP or could result in any competing proposal being at a lower price than it might be otherwise.

The merger agreement contains “no shop” provisions that, subject to limited exceptions, restrict GGP’s ability to solicit, or knowingly initiate, facilitate or encourage, or provide any confidential or non-public information with regard to, competing third-party proposals to acquire all, or a significant part, of GGP. In addition, if GGP receives any third-party acquisition proposal, GGP is required to promptly notify BPY. If GGP determines to act with respect to a third-party superior proposal, GGP must negotiate with BPY in good faith regarding potential amendments to the merger agreement (to the extent that BPY requests to negotiate) such that the third-party superior proposal would no longer be a superior proposal. Upon termination of the merger agreement to accept a superior proposal, GGP may be required to pay a termination fee to BPY.

In addition, affiliates of BPY holding approximately 34% of the voting power of GGP have agreed to vote in favor of the Transactions as long as the GGP board continues to recommend that GGP common stockholders approve the merger proposal, charter proposal and bylaws proposal and does not recommend a competing acquisition proposal.

These provisions and agreements (i) could discourage a potential competing acquiror that might have an interest in acquiring all, or a significant part, of GGP from considering or proposing an acquisition, even if it were prepared to pay consideration with a higher per share cash or market value than the market value proposed to be received or realized in the Transactions; or (ii) might result in a potential competing acquiror proposing to pay a lower price than it might otherwise have proposed to pay because of the added expense of the termination fee or expense reimbursement that may become payable in certain circumstances.

The merger agreement includes restrictions on the ability of GGP to make distributions to its stockholders, even if it would otherwise have net income and net cash available to make such distributions.

In addition to the pre-closing dividend that GGP expects to declare and pay to its common stockholders who are not affiliated with BPY in connection with the Transactions under the merger agreement, GGP is permitted to pay the first quarter dividend of $0.22 per share of GGP common stock declared on February 7, 2018 and payable on April 30, 2018, to holders of record of GGP common stock (other than BPY and BPY’s affiliates) on April 13, 2018 (GGP paid the first quarter dividend on April 30, 2018) and GGP is permitted to declare and pay no more than one quarterly dividend on the shares of GGP common stock in accordance with past practice (including in terms of timing) following payment of the first quarter dividend at a rate not to exceed $0.22 per share of GGP common stock, subject to proration if GGP’s charter is expected to be amended as contemplated by the merger agreement before the record date for such dividend.

Given its status as a REIT, GGP may need to (and is permitted to under the merger agreement) make certain minimum distributions in excess of the above limits. In the event the permitted amounts of dividends described above are exceeded, pursuant to a distribution necessary for GGP, as applicable, to qualify as a REIT or to avoid the incurrence of any income or excise tax, such distributions would be deducted from the total cash amount to be distributed to GGP common stockholders in connection with the Transactions.

Although GGP and BPY generally have agreed to use their reasonable best efforts to close the Transactions as promptly as practicable in accordance with the merger agreement, certain factors, which include obtaining the requisite stockholder approval for the Transactions, could delay the closing. Therefore, even if GGP has available net income or net cash to make distributions to its common stockholders and satisfies any other conditions to make such distributions, the terms of the merger agreement could prohibit such action.

GGP is subject to litigation related to the Transactions.

GGP is subject to litigation related to the Transactions. GGP cannot predict the outcome of pending litigation, nor can it predict the amount of time and expense that will be required to resolve such litigation. An unfavorable resolution of any such litigation concerning the Transactions could delay or prevent the consummation of the Transactions. In addition, the costs of defending the litigation, even if resolved in GGP’s favor, could be substantial and such litigation could distract GGP from pursuing the consummation of the Transactions and other potentially beneficial business opportunities.

Additional Information and Where to Find It

This document is being made in respect of the proposed transaction contemplated by the Agreement and Plan of Merger, dated as of March 26, 2018, among BPY, Goldfinch Merger Sub Corp. and GGP. This document may be deemed to be solicitation material in respect of the proposed transaction involving BPY and GGP. In connection with the proposed transaction, on May 2, 2018, BPY filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 that includes a prospectus of BPY (the “BPY prospectus”), and GGP filed with the SEC a registration statement on Form S-4 that includes a proxy statement/prospectus of GGP (the “GGP proxy statement/prospectus”). The parties also filed on May 2, 2018 a Rule 13E-3 transaction statement on Schedule 13E-3. The registration statements have not yet become effective. Each of BPY and GGP may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the BPY prospectus, the GGP proxy statement/prospectus, the registration statements or any other document which BPY or GGP may file with the SEC. The GGP proxy statement/prospectus, when in definitive form, will be mailed to GGP stockholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE ABOVE-REFERENCED AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT BPY, GGP, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and stockholders may obtain free copies of the above-referenced and other documents filed with the SEC by BPY and GGP, when available, through the SEC’s website at http://www.sec.gov. In addition, investors may obtain free copies of the above-referenced and other documents filed with the SEC by BPY, when available, by contacting BPY Investor Relations at bpy.enquiries@brookfield.com or +1 (855) 212-8243 or at BPY’s website at bpy.brookfield.com, and are able to obtain free copies of the above-referenced and other documents filed with the SEC by GGP, when available, by contacting GGP Investor Relations at (312) 960-5000 or at GGP’s website at http://www.ggp.com.

Non-solicitation

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Participants in Solicitation

BPY, GGP and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies from GGP stockholders in respect of the proposed transaction that is described in the BPY prospectus and the GGP proxy statement/prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies from GGP stockholders in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the BPY prospectus and the GGP proxy statement/prospectus. You may also obtain the documents that BPY and GGP file electronically free of charge from the SEC’s website at http://www.sec.gov. Information regarding BPY’s directors and executive officers is contained in BPY’s 2017 Annual Report on Form 20-F filed with the SEC on March 9, 2018. Information regarding GGP’s directors and executive officers is contained in GGP’s 2017 Annual Report on Form 10-K filed with the SEC on February 22, 2018 and its 2018 Annual Proxy Statement on Schedule 14A filed with the SEC on April 27, 2018.

Forward-Looking Statements

This document contains “forward-looking information” within the meaning of Canadian provincial securities laws and applicable regulations and “forward-looking statements” within the meaning of “safe harbor” provisions of applicable U.S. securities laws, including the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that are predictive in nature or depend upon or refer to future events or conditions, include statements regarding the expected timing, completion and effects of the proposed transaction, our operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts,” “likely,” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: the occurrence of any event, change or other circumstance that could affect the proposed transaction on the anticipated terms and timing, including the risk that the proposed transaction may not be consummated; risks related to BPY’s ability to integrate GGP’s business into its own and the ability of the combined company to attain expected benefits therefrom; risks incidental to the ownership and operation of real estate properties including local real estate conditions; the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the ability to enter into new leases or renew leases on favorable terms; business competition; dependence on tenants’ financial condition; the use of debt to finance our business; the behavior of financial markets, including fluctuations in interest and foreign exchange rates; uncertainties of real estate development or redevelopment; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; risks relating to our insurance coverage; the possible impact of international conflicts and other developments including terrorist acts; potential environmental liabilities; changes in tax laws and other tax related risks; dependence on management personnel; illiquidity of investments; the ability to complete and effectively integrate other acquisitions into existing operations and the ability to attain expected benefits therefrom; operational and reputational risks; catastrophic events, such as earthquakes and hurricanes; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements or information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.